Pyrophyte Acquisition Corp.

3262 Westheimer Road, Suite 706

Houston, Texas 77098

October 21, 2021

VIA EDGAR

Liz Packebusch

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Pyrophyte Acquisition Corp.

Registration Statement on Form S-1

Filed October 5, 2021, as amended

File No. 333-260041

Dear Ms. Packebusch:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Pyrophyte Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 25, 2021, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

PYROPHYTE ACQUISITION CORP.

By:	/s/ Sten L. Gustafson
Name: Sten L. Gustafson
Title: Chief Executive Officer and Director

cc:          Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]